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                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

SCHEDULE 13G. INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(B) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. 1)*


                         Healthgrades Com, Inc.
--------------------------------------------------------------------------------
                            (Name of Issuer)


                              Common Stock
--------------------------------------------------------------------------------
                     (Title of Class of Securities)


                                    42218Q102
--------------------------------------------------------------------------------
                             (CUSIP Number)


         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                  /X /     Rule 13d-1 (b)

                  /  /     Rule 13d-1 (c)

                  /  /     Rule 13d-1 (d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

                                                            Page   2   of   5
CUSIP No. 42218Q102
                                       13G

(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification Nos. of Above Persons

                  INVESCO Private Capital, Inc.
                  IRS Number:  13-3725888

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                           (a)       / /
                                           (b)       /X/

(3)      SEC Use Only

(4)      Citizenship or Place of Organization

         State of Delaware, USA

         Number of Shares           (5)     Sole Voting Power
         Beneficially                                None
         Owned by                   (6)     Shared Voting Power
         Each Reporting                         0
         Person With                        (7)      Sole Dispositive Power
                                                     None
                                            (8)      Shared Dispositive Power
                                                         0

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person
             0

(10)     Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                 / /

(11)     Percent of Class Represented by Amount in Row (9)
             0.0%

(12)     Type of Reporting Person (See Instructions)

         I.A.

ITEM 1 (a)  NAME OF ISSUER:
                 Healthgrades Com, Inc.

ITEM 1 (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  44 Union Boulevard
                  Suite 600
                  Lakewood, CO 80228

ITEM 2 (a)  NAME OF PERSON(S) FILING:

                  INVESCO Private Capital, Inc.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1166 Avenue of the Americas
                  New York, NY  10036

ITEM 2 (c)  CITIZENSHIP:

                  Organized under the laws by the State of Delaware, USA

ITEM 2 (d)  TITLE OF CLASS OF SECURITIES

                  Common Stock

ITEM 2 (e)  CUSIP NUMBER:   42218Q102

Item 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)  / / Broker or Dealer registered under Section 15 of the Act.
(b)  / / Bank as defined in Section 3(a)(6) of the Act.
(c)  / / Insurance Company as defined in Section 3(a)(19) of the Act.
(d)  / / Investment Company registered under Section 8 of the Investment
         Company Act.
(e) /X/ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
(f) / / Employee Benefit Plan, Pension Fund which is subject to provisions of Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F).
(g)  / / Parent Holding Company in accordance with Rule 13d-1(b)(ii)(G).
(h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
        (15 U.S.C. 80a-3).
(j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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ITEM 4  (a) - (c)  OWNERSHIP:

The information in items 1 and 5-11 on the cover page (p 2) of this statement on
Schedule 13G is hereby incorporated by reference.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON. Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARIES WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP.
Not applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

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ITEM 10  CERTIFICATION:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



---------------------------------------------------------
(Date)

/s/ Luis A. Aguilar
---------------------------------------------------------
Luis A. Aguilar,
as General Counsel for
INVESCO Private Capital, Inc.